INDEPENDENT AUDITORS’ CONSENT

We consent to the use of our report dated December 19, 2009 on the consolidated financial statements of Miranda Gold Corp. as at August 31, 2009 and 2008, and for the years ended August 31, 2009, 2008 and 2007 that are included in the Company's Annual Report Form 20-F filing.

Vancouver, Canada                                                                                          “Morgan & Company”

December 9, 2009

Chartered Accountants